UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

Debtors: Mesa Air Group, Inc., <u>et al.</u> [1]
Case Number: Jointly Administered 10-10018 (MG)

Monthly Operating Report for the Period:
Month ended June 30, 2010

Federal Tax ID # 85-0302351

Debtors' Address:
410 N 44th Street Suite 700
Phoenix, AZ 85008

Monthly Net Income/(Loss): ($275.336) million

Debtors' Attorney:
Pachulski, Stang, Ziehl & Jones LLP
780 Third Avenue, 36th Floor
New York, NY 10017-2024
Telephone: (212) 561-7700
Fax: (212) 561-7777
http://www.pszjlaw.com

Report Preparer: Mesa Air Group, Inc.

The undersigned, having reviewed the attached report and being familiar with the Debtors' financial affairs, verifies under the penalty of perjury that the information contained therein is complete, accurate and truthful to the best of my knowledge. [2]



Date: July 22, 2010

Mike Lotz
President and Chief Financial Officer

(1) See next page for a listing of Debtors by case number.

(2) All amounts herein are unaudited and subject to revision. The Debtors reserve all rights to revise this report.

MESA AIR GROUP, INC., <u>ET</u> <u>AL.</u>
MONTHLY OPERATING REPORT

(1) The Debtors in these jointly administered cases are as follows:

Debtor Name	Case Number
Mesa Air New York, Inc.	10-10017
Mesa Air Group, Inc.	10-10018
Mesa In-Flight, Inc.	10-10019
Freedom Airlines, Inc.	10-10020
Mesa Airlines, Inc.	10-10021
MPD, Inc.	10-10022
Ritz Hotel Management Corp.	10-10023
Regional Aircraft Services, Inc.	10-10024
Air Midwest, Inc.	10-10025
Mesa Air Group Airline Inventory Management, LLC	10-10030
Nilchi, Inc.	10-10027
Patar, Inc.	10-10028

MESA AIR GROUP, INC., ET AL.
SCHEDULE OF DISBURSEMENTS

Debtor Name	Case Number	Disbursements for month ended June 30, 2010	Disbursements for month ended May 31, 2010	Disbursements for month ended April 30, 2010
Mesa Air New York, Inc.	10-10017	-	-	-
Mesa Air Group, Inc.	10-10018	1,852,506	2,487,310	1,688,784
Mesa In-Flight, Inc.	10-10019	-	-	-
Freedom Airlines, Inc.	10-10020	2,019,124	1,898,294	2,339,613
Mesa Airlines, Inc.	10-10021	49,986,705	36,930,775	45,289,526
MPD, Inc.	10-10022	136,761	151,703	140,811
Ritz Hotel Management Corp.	10-10023	-	-	-
Regional Aircraft Services, Inc.	10-10024	803,034	531,676	526,302
Air Midwest, Inc.	10-10025	10,500	51	21
Mesa Air Group Airline Inventory Management, LLC	10-10030	7,688,568	6,541,883	8,900,924
Nilchi, Inc.	10-10027	-	-	-
Patar, Inc.	10-10028	-	-	-

Debtor Name	Case Number	Disbursements for month ended March 31, 2010	Disbursements for month ended February 28, 2010	Disbursements for January 5, 2010 to January 31, 2010
Mesa Air New York, Inc.	10-10017	-	-	-
Mesa Air Group, Inc.	10-10018	1,348,840	1,244,806	1,128,964
Mesa In-Flight, Inc.	10-10019	-	-	-
Freedom Airlines, Inc.	10-10020	2,275,702	1,945,715	1,137,194
Mesa Airlines, Inc.	10-10021	77,630,776	30,568,004	20,791,947
MPD, Inc.	10-10022	150,175	156,100	102,356
Ritz Hotel Management Corp.	10-10023	-	-	-
Regional Aircraft Services, Inc.	10-10024	262,892	519,981	575,558
Air Midwest, Inc.	10-10025	2,249	147	195
Mesa Air Group Airline Inventory Management, LLC	10-10030	7,614,996	5,833,085	811,717
Nilchi, Inc.	10-10027	-	-	-
Patar, Inc.	10-10028	-	-	-

Case Number: 10-10018 (MG) (Jointly Administered)

MESA AIR GROUP, INC., ET AL.
MONTHLY OPERATING REPORT
INDEX

Case Number: 10-10018 (MG) (Jointly Administered)

MESA AIR GROUP, INC., ET AL.
MONTHLY OPERATING REPORT
CONDENSED CONSOLIDATED DEBTORS-IN-POSSESSION STATEMENT OF OPERATIONS

(In $U.S. 000's)	Month ended June 30, 2010	Month ended May 31, 2010	Month ended April 30, 2010	Month ended March 31, 2010
Revenues:				
Passenger	$ 73,955	$ 65,209	$ 70,078	$ 72,669
Cargo	-	-	-	-
Other	469	424	509	474
Total Revenue	74,424	65,632	70,586	73,143
Operating Expenses:				
Flight Operations (1) (2)	17,654	18,692	20,426	20,697
Flight Operations - Nonoperating Aircraft (1) (2)	752	5,790	4,615	4,512
Aircraft Fuel	17,900	18,635	18,635	18,745
Aircraft and traffic servicing	3,751	3,604	4,258	4,506
Maintenance	12,142	12,288	14,217	16,001
Promotion and sales	738	468	263	471
General and administrative	4,449	3,169	3,330	3,316
Depreciation and amortization	3,343	3,328	3,330	3,304
Impairment of long-lived asset	-	-	-	-
Total operating expenses	60,729	65,974	69,072	71,551
Operating Income (Loss)	13,695	(341)	1,514	1,592
Nonoperating Income (expense)				
Interest Income	441	370	381	370
Interest Expense	(1,270)	(1,349)	(1,334)	(1,381)
Other, net (Note 9)	(1,693)	(312)	(519)	244
Total Nonoperating Income (expense)	(2,523)	(1,291)	(1,472)	(767)
Income (Loss) before reorganization items and income taxes	11,173	(1,632)	42	824
Income taxes	(162,400)	(1,553)	(937)	(1,373)
Loss (Gain) on reorganization items (Note 5) (3)	448,910	2,553	2,590	4,525
Income (Loss) before discontinued operations	(275,336)	(2,633)	(1,612)	(2,328)
Loss (Gain) from discontinued operations	-	-	-	-
Net Income (Loss)	(275,336)	(2,633)	(1,612)	(2,328)

The accompanying notes are an integral part of the financial statements.

(1) For presentation purposes, the March flight operation expense has been adjusted from what was reported on the March MOR to properly reflect the expense for nonoperating aircraft. The net adjustment between the two line items is zero.

(2) In June adjustments were booked reducing lease expense for rejected aircraft leases. Actual expense in June was $17,994 for flight operations and $2,558 for flight operations - nonoperating aircraft.

(3) The majority of reorganization expense in June was for unsecured claims related to the rejection of aircraft leases.

MESA AIR GROUP, INC., ET AL.
MONTHLY OPERATING REPORT
CONDENSED CONSOLIDATED DEBTORS-IN-POSSESSION STATEMENT OF OPERATIONS

(In $U.S. 000's)	Month ended February 28, 2010	January 5, 2010 to January 31, 2010	Filing to Date
Revenues:			
Passenger	$ 65,457	$ 61,488	$ 408,854
Cargo	-	-	-
Other	463	381	2,721
Total Revenue	65,921	61,869	411,575
Operating Expenses:			
Flight Operations	19,787	20,719	117,976
Flight Operations - Nonoperating Aircraft	5,291	2,163	23,122
Aircraft Fuel	14,992	15,953	104,859
Aircraft and traffic servicing	3,701	3,897	23,716
Maintenance	13,788	10,826	79,263
Promotion and sales	333	190	2,463
General and administrative	3,342	3,040	20,645
Depreciation and amortization	3,322	2,926	19,553
Impairment of long-lived asset	-	-	-
Total operating expenses	64,556	59,714	391,596
Operating Income (Loss)	1,365	2,155	19,979
Nonoperating income (expense)			
Interest Income	369	322	2,253
Interest Expense	(1,565)	(1,343)	(8,243)
Other, net (Note 9)	309	(323)	(2,294)
Total Nonoperating income (expense)	(887)	(1,344)	(8,284)
Income (Loss) before reorganization items and income taxes	478	811	11,695
Income taxes	(132)	(87)	(166,482)
Loss (Gain) on reorganization items (Note 5)	854	1,060	460,492
Income (Loss) before discontinued operations	(244)	(162)	(282,315)
Loss (Gain) from discontinued operations	2	(704)	(702)
Net Income (Loss)	(246)	542	(281,613)

The accompanying notes are an integral part of the financial statements.

MESA AIR GROUP, INC., ET AL.
MONTHLY OPERATING REPORT
CONDENSED CONSOLIDATED DEBTORS-IN-POSSESSION BALANCE SHEETS

(In $U.S. 000's, except share data)

	June 30, 2010	May 31, 2010	April 30, 2010
ASSETS			
Current Assets:			
Cash and cash equivalents	52,165	60,833	57,484
Short-term investments	-	1,258	850
Restricted investments	11,117	11,341	11,348
Receivables, net of allowance	17,307	8,024	6,694
Inventories, net of allowance	27,670	27,631	27,776
Prepaid expenses and other assets	129,831	127,244	140,167
Total current assets	238,090	236,333	244,319
Property and equipment, net	540,650	546,281	547,983
Security and other deposits	8,393	12,192	12,192
Other assets	134,389	133,713	134,156
Total Assets	921,522	928,518	938,650
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities not subject to compromise:			
Current Liabilities:			
Accounts payable (Note 7)	3,220	3,415	4,061
Air traffic liability	4,767	4,909	4,140
Other accrued expenses	40,641	48,317	49,207
Income tax payable	(164,192)	(1,774)	(216)
Deferred revenue and other current liabilities	-	-	-
Total current liabilities not subject to compromise	(115,564)	54,868	57,192
Deferred credits and other liabilities	97,989	97,388	99,738
Long term deferred income tax	156,719	156,719	156,719
Other long-term debt post petition	-	-	-
Total liabilities not subject to compromise	254,708	254,107	256,457
Liabilities subject to compromise (Note 6)	957,716	519,577	522,435
Total liabilities	1,096,860	828,552	836,085
Stockholders' equity:			
Preferred stock, no par value, authorized 2,000,000 shares; none issued	-	-	-
Common stock, no par value and additional paid-in capital, 900,000,000 shares authorized; 175,217,249 and 175,217,249 shares issued and outstanding, respectively	118,676	118,676	118,676
Deferred Stock Compensation	1,637	1,605	1,571
Retained Earnings	(295,652)	(20,316)	(17,683)
Total stockholders' equity	(175,338)	99,966	102,565
Total liabilities and stockholders' equity	921,522	928,518	938,650

The accompanying notes are an integral part of the financial statements.

MESA AIR GROUP, INC., ET AL.
MONTHLY OPERATING REPORT
CONDENSED CONSOLIDATED DEBTORS-IN-POSSESSION BALANCE SHEETS

(In $U.S. 000's, except share data)

	March 31, 2010	February 28, 2010	January 31, 2010
ASSETS			
Current Assets:			
Cash and cash equivalents	54,109	78,707	67,471
Short-term investments	-	873	885
Restricted investments	10,971	11,660	12,764
Receivables, net of allowance	9,766	15,600	10,130
Inventories, net of allowance	27,352	27,329	27,267
Prepaid expenses and other assets	147,607	125,212	141,547
Total current assets	249,806	259,380	260,063
Property and equipment, net	550,505	550,459	552,378
Security and other deposits	12,192	11,787	11,786
Other assets	133,884	134,057	133,964
Total Assets	946,387	955,683	958,191
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities not subject to compromise:			
Current Liabilities:			
Accounts payable (Note 7)	5,912	4,634	4,817
Air traffic liability	4,146	4,151	3,791
Other accrued expenses	49,282	42,205	41,659
Income tax payable	231	3,460	3,597
Deferred revenue and other current liabilities	-	-	-
Total current liabilities not subject to compromise	59,570	54,450	53,863
Deferred credits and other liabilities	101,968	102,581	104,612
Long term deferred income tax	156,719	156,719	156,719
Other long-term debt post petition	-	-	-
Total liabilities not subject to compromise	258,688	259,300	261,332
Liabilities subject to compromise (Note 6)	524,868	536,132	537,002
Total liabilities	843,126	849,882	852,196
Stockholders' equity:			
Preferred stock, no par value, authorized 2,000,000 shares; none issued	-	-	-
Common stock, no par value and additional paid-in capital, 900,000,000 shares authorized; 175,217,249 and 175,217,249 shares issued and outstanding, respectively	118,676	118,676	118,676
Deferred Stock Compensation	1,555	1,469	1,417
Retained Earnings	(16,971)	(14,345)	(14,098)
Total stockholders' equity	103,261	105,801	105,995
Total liabilities and stockholders' equity	946,387	955,683	958,191

The accompanying notes are an integral part of the financial statements.

MESA AIR GROUP, INC., ET AL.
MONTHLY OPERATING REPORT
CONDENSED CONSOLIDATED DEBTORS-IN-POSSESSION STATEMENT OF CASH FLOWS

(In $U.S. 000's)	Month ended June 30, 2010	Month ended May 31, 2010	Month ended April 30, 2010
Cash flows from operating activities:			
Net income (loss) from continuing operations	$ (275,336)	$ (2,633)	$ (1,612)
Net income (loss) from discontinued operations	$ -	$ -	$ -
Net income (loss)	$ (275,336)	$ (2,633)	$ (1,612)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:			
Depreciation and amortization	3,343	3,328	3,330
Impairment charges	-	-	-
Amortization of deferred credits	(494)	(1,357)	(1,363)
Amortization of restricted stock awards	32	33	16
Amortization of contract incentive payments	27	27	27
Provision for obsolete expendable parts and supplies	155	301	122
Changes in operating assets and liabilities:			
Net (purchases) sales of investment securities	1,258	(408)	(850)
Receivables	(9,283)	(1,331)	3,072
Expendable parts and supplies	(195)	(155)	(546)
Prepaid expenses and other assets	(5,165)	12,922	7,441
Other assets	50	50	188
Accounts Payable	(6,948)	(1,398)	(1,270)
Income taxes payable	(162,418)	(1,557)	(447)
Air traffic liability	-	-	-
Other accrued liabilities	5,815	2,005	1,259
Reorganization items	(2,279)	(2,553)	(2,590)
Net cash provided by (used in) operating activities	(451,436)	7,275	6,777
Cash flows from reorganization activities			
Net cash provided by (used in) reorganization activities	-	-	-
Total net cash provided by (used in) operating activities	(451,436)	7,275	6,777
Cash flows from investing activities:			
Capital expenditures	2,314	(1,599)	(781)
Proceeds from sale of flight equipment and expendable inventory		-	-
Change in restricted cash	225	7	(377)
Equity method investment	(785)	334	516
Investment deposits	-	-	-
Change in other assets	5	6	(130)
Net returns (payments) of lease and equipment deposits	(14)	-	-
Net cash (used in) provided by investing activities	1,745	(1,253)	(772)
Cash flows from financing activities:			
Unsecured claims for rejected aircrafts	443,717	-	-
Principal payments on long-term borrowings	(2,695)	(2,673)	(2,629)
Net cash (used in) provided by financing activities	441,023	(2,673)	(2,629)
Increase (decrease) in cash and cash equivalents	(8,668)	3,350	3,375
Cash and cash equivalents at beginning of period	60,833	57,484	54,109
Cash and cash equivalents at end of period	52,165	60,833	57,484

MESA AIR GROUP, INC., ET AL.
MONTHLY OPERATING REPORT
CONDENSED CONSOLIDATED DEBTORS-IN-POSSESSION STATEMENT OF CASH FLOWS

(In $U.S. 000's)	Month ended March 31, 2010	Month ended February 28, 2010	January 5, 2010 to January 31, 2010	Filing to Date
Cash flows from operating activities:				
Net income (loss) from continuing operations	$ (2,328)	$ (248)	$ (162)	$ (282,319)
Net income (loss) from discontinued operations	$ (0)	$ 2	$ 704	$ 706
Net income (loss)	$ (2,328)	$ (246)	$ 542	$ (281,613)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:				
Depreciation and amortization	3,304	3,323	3,362	19,990
Impairment charges	-	-	(1,080)	(1,080)
Amortization of deferred credits	(512)	(1,464)	(1,338)	(6,528)
Amortization of restricted stock awards	86	52	65	286
Amortization of contract incentive payments	27	27	27	164
Provision for obsolete expendable parts and supplies	148	108	127	961
Changes in operating assets and liabilities:				-
Net (purchases) sales of investment securities	873	12	(885)	-
Receivables	5,834	(5,470)	3,626	(3,550)
Expendable parts and supplies	(171)	(170)	(13)	(1,251)
Prepaid expenses and other assets	(22,396)	16,335	19,133	28,271
Other assets	50	50	50	437
Accounts Payable	5,219	1,098	9,026	5,727
Income taxes payable	(3,230)	(137)	569	(167,219)
Air traffic liability	-	-	-	-
Other accrued liabilities	(2,339)	916	9,188	16,843
Reorganization items	(1,186)	(854)	(1,060)	(10,523)
Net cash provided by (used in) operating activities	(16,621)	13,581	41,339	(399,086)
Cash flows from reorganization activities				
Net cash provided by (used in) reorganization activities	-	-	-	-
Total net cash provided by (used in) operating activities	(16,621)	13,581	41,339	(399,086)
Cash flows from investing activities:				
Capital expenditures	(3,324)	(1,378)	(1,538)	(6,306)
Proceeds from sale of flight equipment and expendable inventory	-	-	-	-
Change in restricted cash	688	1,104		1,647
Equity method investment	(238)	(213)	340	(46)
Investment deposits	-	-	-	-
Change in other assets	9	16	11	(83)
Net returns (payments) of lease and equipment deposits	(404)	(1)	(47)	(467)
Net cash (used in) provided by investing activities	(3,269)	(471)	(1,235)	(5,255)
Cash flows from financing activities:				
Unsecured claims for rejected aircraft	-	-	-	443,717
Principal payments on long-term borrowings	(4,708)	(1,874)	(1,867)	(16,445)
Net cash (used in) provided by financing activities	(4,708)	(1,874)	(1,867)	427,272
Increase (decrease) in cash and cash equivalents	(24,598)	11,236	38,238	22,932
Cash and cash equivalents at beginning of period	78,707	67,471	29,233	29,233
Cash and cash equivalents at end of period	54,109	78,707	67,471	52,165

MESA AIR GROUP, INC., ET AL.
NOTES TO MONTHLY OPERATING REPORT

1. Background and Organization

General - Mesa Air Group, Inc. ("Mesa" or the "Company") is a holding company whose principal subsidiaries operate as regional air carriers providing scheduled passenger and airfreight service. As of June 30, 2010, the Company served 84 cities in 33 states, the District of Columbia, Canada, and Mexico and operated a fleet of 93 aircraft with approximately 565 daily departures.

Chapter 11 Reorganization Cases - On January 5, 2010 (the "Petition Date"), Mesa Air Group, Inc. and its eleven subsidiaries (the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Court"). The Debtors continue to operate their businesses as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. On January 14, 2010, the Office of the United States Trustee for the Southern District of New York appointed a statutory committee of unsecured creditors.

2. Basis of Presentation

Condensed Consolidated Debtor-in-Possession Financial Statements – The unaudited financial statements and supplemental information contained herein represent the condensed consolidated financial information for the Debtors. The results of operations for the period from January 5, 2010 to January 31, 2010 were estimated based upon estimates that included the use of statistical data, processed revenue, fuel purchases and a pro-ration of calendar days within the month of January. Amounts presented in the unaudited Statement of Cash Flows for the period from January 5, 2010 to January 31, 2010 were based on estimated asset and liability balances as of the filing date and actual balances as of January 31, 2010, as well as the aforementioned estimated results of operations for the period from January 5, 2010 to January 31, 2010.

American Institute of Certified Public Accountants Statement of Position 90-7, *"Financial Reporting by Entities in Reorganization under the Bankruptcy Code"* ("SOP 90-7"), which is applicable to companies in chapter 11, generally does not change the manner in which financial statements are prepared. It does, however, require that the financial statements for periods subsequent to the filing of the chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. The Debtors' financial statements contained herein have been prepared in accordance with the guidance in SOP 90-7. Further information concerning the Debtors' accounting policies will be found in the footnotes to our Annual Report on Form 10-K for the period ended September 30, 2009 once filed and subsequent filings on Form 10-Q when filed with the United States Securities and Exchange Commission.

The unaudited consolidated financial statements have been derived from the books and records of the Debtors. Certain financial information, however, has not been subject to procedures that typically would be applied to financial information presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and, upon the application of such procedures, the Debtors believe that the financial information will be subject to changes. These changes could be material. The information furnished in this report includes primarily normal recurring adjustments, but does not include all of the adjustments that typically would be made for quarterly financial statements in accordance with U.S. GAAP. Certain prepaid balances and pre- and post- petition trade accounts payable balances are subject to further review and reclassification. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Therefore, this report should be read in conjunction with our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the period ended September 30, 2009 once filed and subsequent filings on Form 10-Q when filed with the United States Securities and Exchange Commission.

The results of operations contained herein are not necessarily indicative of results that may be expected from any other period or for the full year, and may not necessarily reflect the consolidated results of operations, financial position and cash flows of the Debtors in the future.

Intercompany Transactions – Intercompany transactions between Debtors have been eliminated in the financial statements contained herein.

Property and Equipment, net – Recorded at cost net of accumulated deprecation.

Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records deferred tax assets for the value of benefits expected to be realized from the utilization of alternative minimum tax credit carry forward, capital loss carryforward and state and federal net operating loss carryforward. We periodically review these assets to determine the likelihood of realization. To the extent we believe some portion of the benefit may not be realizable, an estimate of the unrealized position is made and an allowance recorded. The Company and its consolidated subsidiaries file a consolidated federal income tax return. As of June 30, 2010, the Company estimated an effective tax rate of 37.1%.

The Debtors have received approval to pay pre-petition employee withholding obligations in addition to employment and wage-related taxes, sales and use taxes, and certain other taxes due in the normal course of business through certain first day motions. As such, the Debtors have paid such taxes when due. In addition, all post-petition tax obligations have been fully paid to the proper taxing authorities to the extent they were due during the current reporting period.

Further, employee withholding obligations are pre-funded by the Debtors and paid directly by the Debtors' payroll contractor, Automatic Data Processing, Inc. ("ADP"). Thus, no further information regarding taxes is included in this report.

3. Insurance

All insurance premiums have been paid to the proper insurance company or broker when due during the current reporting period, and all insurance policies are in force as of the filing of this report.

4. Cash Management System & Use of Cash

The Court has entered orders authorizing the Debtors to continue to use their existing cash management system including: (i) investment guidelines; (ii) maintenance of existing bank accounts and business forms; and (iii) the authorization to open and close bank accounts. The Debtors are continuing to collect and disburse cash since the Petition Date using the existing cash management system, as modified to comply with applicable orders of the Court.

5. Reorganization items

SOP 90-7 requires separate disclosure of reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing the Debtors under Chapter 11. The Debtors' reorganization items consist of the following:

(In $U.S. 000's)

	Month ending June 30, 2010	Month ending May 31, 2010	Month ending April 30, 2010	Month ending March 31, 2010
Professional fees directly related to reorganization...	$ 1,059	$ 691	$ 2,590	$ 1,186
Loss on rejection of aircraft leases................	446,630	-	-	-
Loss on sale-leaseback transactions....................	-	-	-	-
Write-off of debt issuance cost...........................	-	-	-	-
Gains on the sale of aircraft..................................	-	-	-	-
Cost related to the early return and sale of aircraft....	1,221	1,862	-	-
Write-off of note receivable.................................	-	-	-	-
Loss/(gains) on contract terminations, net.............	-	-	-	-
Write off of LOC for engine lease termination & return of aircraf	-	-	-	2,027
Write-off engine lease termination expenses..........	-	-	-	1,312
Other..	-	-	-	-
Total loss/(gain) on reorganization items..............	448,910	2,553	2,590	4,525

	Month ending February 28, 2010	January 5, 2010 to January 31, 2010	Filing to Date
Professional fees directly related to reorganization...	$ 854	$ 1,060	$ 7,440
Loss on rejection of aircraft leases................	-	-	446,630
Loss on sale-leaseback transactions....................	-	-	-
Write-off of debt issuance cost...........................	-	-	-
Gains on the sale of aircraft..................................	-	-	-
Cost related to the early return and sale of aircraft....	-	-	3,083
Write-off of note receivable.................................	-	-	-
Loss/(gains) on contract terminations, net.............	-	-	-
Write off of LOC for engine lease termination & return of aircraf	-	-	2,027
Write-off engine lease termination expenses..........	-	-	1,312
Other..	-	-	-
Total loss/(gain) on reorganization items..............	854	1,060	460,492

Professional fees directly related to the reorganization ("Professional Fees") include fees associated with advisors to the Debtors, the statutory committee of unsecured creditors and certain secured creditors. Professional Fees are estimated by the Debtors and will be reconciled to actual invoices when received.

Of the 56 aircraft that have either been rejected or abandoned since the approval of the Rejection Procedures (as defined below), the Debtors have booked the damages arising from the rejection/abandonment of 53 of these aircraft and estimated them to be approximately $454,000,000, which amount is subject to the final settlement between the Debtors and the applicable aircraft parties.

6. Liabilities Subject to Compromise

As a result of the Chapter 11 Filings, most pre-petition indebtedness is subject to compromise or other treatment under a plan of reorganization. Generally, actions to enforce or otherwise affect payment of pre-Chapter 11 liabilities are stayed. At hearings held in January and February, the Court granted final approval of many of the Debtors' "first day" motions covering, among other things, human capital obligations, supplier relations (including fuel supply and fuel contracts), insurance, customer relations, business operations, certain tax matters, industry agreements, utilities, case management and retention of professionals.

The Debtors have been paying and intend to continue to pay undisputed post-petition claims in the ordinary course of business. In addition, the Debtors may reject pre-petition executory contracts and unexpired leases with respect to the Debtors' operations, with the approval of the Bankruptcy Court. Damages resulting from rejection of executory contracts and unexpired leases are generally treated as general unsecured claims and will be classified as liabilities subject to comprise. Holders of pre-petition claims will be required to file proofs of claims by a bar date to be determined by the Court. The deadline for the filing of proofs of claims against the Debtors was May 21, 2010, with certain exceptions pursuant to the bar date order entered by the Court.

A bar date is the date by which claims against the Debtors must be filed if the claimants wish to receive any distribution in the Chapter 11 cases. Differences between liability amounts estimated by the Debtors and claims filed by creditors will be investigated and, if necessary, the Court will make a final determination of the allowable claim. The determination of how liabilities will ultimately be treated cannot be made until the Court approves a Chapter 11 plan of reorganization. Accordingly, the ultimate amount or treatment of such liabilities is not determinable at this time.

SOP 90-7 requires pre-petition liabilities that are subject to compromise to be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. The amounts currently classified as liabilities subject to compromise may be subject to future adjustments depending on Court actions, further developments with respect to disputed claims, determinations of the secured status of certain claims, the values of any collateral securing such claims, or other events.

Liabilities Subject to Compromise consist of the following:

(In $U.S. 000's)

	June 30, 2010	May 31, 2010	April 30, 2010
Accounts payable and other accrued expenses........	$ 63,388	$ 62,058	$ 62,364
Accrued interest expense......................................	4,805	4,997	4,914
Accrued maintenance events.................................	-	-	-
Write-off of debt issuance cost..............................	-	-	-
Secured aircraft debt..	379,490	382,100	384,767
Other secured debt...	10,369	10,377	10,385
Unsecured debt..	32,321	51,158	51,160
Bankruptcy related unsecured claims	454,439	-	-
Bankruptcy related admin claims	3,975	-	-
Convertible bonds [1]...	8,930	8,888	8,846
Total liabilities subject to compromise.................	957,716	519,577	522,435

	March 31, 2010	February 28, 2010	January 31, 2010
Accounts payable and other accrued expenses........	$ 62,316	$ 68,090	$ 66,810
Accrued interest expense......................................	4,903	5,937	6,197
Accrued maintenance events.................................	-	-	-
Write-off of debt issuance cost..............................	-	-	-
Secured aircraft debt..	387,289	391,771	393,692
Other secured debt...	10,393	10,407	10,414
Unsecured debt..	51,163	59,928	59,889
Bankruptcy related unsecured claims	-	-	-
Bankruptcy related admin claims	-	-	-
Convertible bonds [1]...	8,804	-	-
Total liabilities subject to compromise.................	524,868	536,132	537,002

[1] Convertible bonds were listed under unsecured debt in January and February 2010.

Liabilities subject to compromise include trade accounts payable related to pre-petition purchases, all of which were scheduled for payment in the post-petition period. As a result, the cash flows from operations were favorably affected by the stay of payment related to these accounts payable.

Of the 56 aircraft that have either been rejected or abandoned since the approval of the Rejection Procedures (as defined below), the Debtors have booked the damages arising from the rejection/abandonment of 53 of these aircraft and estimated them to be approximately $454,000,000, which amount is subject to the final settlement between the Debtors and the applicable aircraft parties.

7. Post-petition Accounts Payable

To the best of the Debtors' knowledge, all undisputed post-petition accounts payable have been and are being paid under agreed-upon payment terms except for approximately $3.2 million of invoices received, not yet paid, as of June 30, 2010.

8. Owned and Leased Aircraft

On January 26, 2010, the Court approved the abandonment of twenty (20) Beech 1900D aircraft and related airframe, engines, propellers, avionics and all other equipment, parts and components installed in or on, or acceded to, or associated with the related aircraft. On February 23, 2010, the Court approved procedures for the rejection of aircraft related leases and the abandonment of aircraft subject to security agreements (the "Rejection Procedures"). Since the approval of the Rejection Procedures, the Debtors have filed eighteen (18) notices of rejection with respect to the leases of seven (7) aircraft engines and fifty-six (56) aircraft.

The Debtors continue to evaluate their aircraft fleet and will address the remaining leased and owned as necessary. During this time, the Debtors continue to accrue lease and interest expenses in accordance with pre-petition contracts until the lease or debt agreements are rejected or abandoned, as the case may be, and new leases or debt agreements are finalized and approved by the Court. The line item labeled Flight Operations – Nonoperating Aircraft includes lease expense related to aircraft currently not in operation.

9. Other, Net

Other, Net includes gain / (loss) on disposal of assets, debt conversion expense, recognition of our share of gain/(loss) in our Hawaiian joint venture and other miscellaneous expenses. This total excludes gains / (losses) on minority investments that are reported quarterly.

10. Payments to Insiders

Of the total disbursements listed herein, the amounts paid to insiders during the current reporting period are as follows:

Name	Type of Payment	Amount Paid (Jun 1 - Jun 30)
Ornstein,Jonathan G	Wages / Expenses	37,737.02
Lotz,Michael J	Wages / Expenses	33,807.94
Gust,Eric W	Wages / Expenses	18,123.12
Gillman,Brian S	Wages / Expenses	16,437.24
Swigart,James	Wages / Expenses	13,613.35
Foley,Paul F	Wages / Expenses	13,461.60
Kranzow,Keith C	Wages / Expenses	12,050.48
Butler,David K	Wages / Expenses	11,538.40
Appling,Gary W	Wages / Expenses	9,615.36
Ferverda,Michael L	Wages / Expenses	7,692.32
Gomes,Edward P	Wages / Expenses	6,658.80
Gumm,Ryan J	Wages / Expenses	6,639.45
Pappaioanou,Chris J	Wages / Expenses	6,538.46
Hornberg,Robert A	Wages / Expenses	6,153.92
Chambers,Kenley B	Wages / Expenses	5,384.64
Skellon,Paul K	Wages / Expenses	0.00
Thayer, Richard	Wages / Expenses	0.00
Beleson,Robert	Wages / Expenses	0.00
Altobello,Daniel	Wages / Expenses	0.00
Manson III,Joseph	Wages / Expenses	0.00
Nostrand,Peter	Wages / Expenses	0.00
Parker,Maurice	Wages / Expenses	0.00
Bonilla,Carlos	Wages / Expenses	0.00